EXHIBIT 99.1

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations and Corporate Communications

 (905) 286-3000

For Immediate Release:

BIOVAIL ANNOUNCES PROPOSED SETTLEMENT

OF U.S. SECURITIES CLASS ACTION

TORONTO, Canada, December 11, 2007 — Biovail Corporation (NYSE, TSX: BVF) announced today that the Company and the named individual Defendants have entered into an agreement in principle to settle the class-action shareholder litigation in the case In Re Biovail Corporation Securities Litigation, Case No. 03-CV-8917 (RO). Once completed, the proposed settlement will be subject to approval by the United States District Court for the Southern District of New York.  The proposed settlement class includes, with certain exceptions, all persons or entities that purchased the common stock of Biovail Corporation during the period from February 7, 2003 to March 2, 2004.

Under the terms of the proposed agreement, the total settlement amount payable is $138 million. Biovail estimates that it will ultimately pay approximately $85 million, after resolution of all insurance claims.

“This proposed settlement would eliminate the uncertainty and considerable expense associated with this matter and enable us to use, in much more productive ways, resources we otherwise would have devoted to this litigation” said Biovail’s Interim Chairman of the Board and Chief Executive Officer, Dr. Douglas Squires.

The proposed settlement contains no admission of wrongdoing by Biovail or any of the named individual Defendants, nor is the Company or any of the individual named Defendants acknowledging any liability or wrongdoing by entering into the agreement.

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

To the extent any statements made in this press release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the meaning of the “safe harbor” provisions of applicable Canadian securities legislation.  These forward-looking statements relate to, among other things, our objectives, goals, strategies, intentions, plans estimates and outlook, and can generally be identified by the use of words such as “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “will”, “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations and estimates reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements.  Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements.  Important factors that could cause actual results to differ materially from these expectations and estimates include, among other things, the final amount of expected insurance payments, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators, as well as the Company’s ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading “Risk Factors” contained in Item 3(D) of Biovail’s most recent Annual Report on Form 20-F/A. Biovail cautions that the foregoing list of important factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We undertake no obligation to update or revise any forward-looking statement.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.